Stoel Rives LLP

201 South Main Street, Suite 1100

Salt Lake City, Utah 84111

December 21, 2006

REED W. TOPHAM Direct Dial (801) 578-6918 email rwtopham@stoel.com

BY EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Re:	Exopack Holding Corp.

Amendment No. 3 to Registration Statement on Form S-4

(File No. 333-136559)

Enclosed for filing under the Securities Act of 1933, as amended, on behalf of Exopack Holding Corp., a Delaware corporation (the “Company”), and certain subsidiaries of the Company, is Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-136559) and a letter requesting that the effective date of the Registration Statement be accelerated so that the Registration Statement will become effective at 4:30 p.m. Eastern time, on Friday, December 22, 2006, or as soon thereafter as practicable. As requested by SEC staff, we have also filed updated opinions of legal counsel.

If you have any questions or comments please contact me at (801) 578-6918.

Very truly yours,

/s/ Reed W. Topham

Reed W. Topham